EXHIBIT 99.1

ECMOHO Hosts Smart Health Summit with Partners to Explore New Opportunities Post Coronavirus Pandemic

SHANGHAI, China, May 12, 2020 (GLOBE NEWSWIRE) -- ECMOHO Limited (Nasdaq: MOHO) ("ECMOHO" or the "Company"), a leading integrated solutions provider in the rapidly growing non-medical health and wellness market in China, hosted a summit in Shanghai on May 11 on the theme of “Smart Health Enables Faster Growth”.

Entrepreneurs and senior executives from domestic and international enterprises in the health and wellness industry, including Beingmate Baby & Child Food, China Resources Ng Fung, Harbin Pharmaceutical Group, Jiangzhong Shiliao, L&P Cosmetic and Nestlé, as well as Multi-Channel Network (MCN) businesses and chain stores, participated in lively exchanges of ideas on how digitization, big data, technology, and integration can help enterprises sustain high growth in the current environment.

ECMOHO’s CEO, Ms. Zoe Wang, delivered a speech at the summit and expressed the following major points:

  The coronavirus outbreak has had huge impacts on Chinese and global economies and on the health and wellness industry, forcing many offline stores to be shuttered.  Simultaneously the outbreak also presented great opportunities for the health and wellness industry, particularly on the digitalization upgrade.
  Smart Health, the new opportunity and growth solution introduced by ECMOHO, integrates the entire industry supply chain using advanced digital technology from 5G, SaaS, big data, and mobile internet to deliver customized products and services to consumers and enable sustained high growth for its partners.
  ECMOHO is cooperating with brand partners to launch and develop the first “H2B2C” (H2: Health & Home) Smart Health platform in the world, aiming to take advantage of its strategic digitalization dominated technology, years of experiences on online and offline sales and marketing, rich resources on global well-known health brands, self-developed fulfillment system, professional and standardized health management base to achieve the omni-coverage of smart health services for customers from tier one and two cities to tier three and four cities.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements.  For example, the Company’s statement about its expectations for its Smart Health platform is a forward-looking statement and is inherently uncertain.  Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, such as the significant volatility and disruption caused by the COVID-19 pandemic, the Company’s expected growth of the online retail industry in China, the Company’s expectations regarding demand for and market acceptance of its products and services, the Company’s expectations regarding its relationships with its brand partners and e-commerce channels, and the level of consumer economic activity in China, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements.  Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About ECMOHO Limited

ECMOHO is a leading integrated solution provider in the rapidly growing non-medical health and wellness market in China.  The Company acts as the bridge between brand owners and Chinese consumers by marketing and distributing health supplements and food, mother and child care products, personal care products, household healthcare equipment and other health and wellness products.  Through over seven years of operation, ECMOHO has built an ecosystem where Chinese consumers are provided with customized health and wellness solutions that include quality products and trustworthy content.

For more information, please visit http://ir.ecmoho.com/.

For investor and media inquiries, please contact:

ECMOHO Limited
Investor Relations
Email: ir@ecmoho.com